Mail Stop 4561

April 14, 2008

Kevin D. Williams, Chief Financial Officer
Jack Henry and Associates, Inc.
663 Highway 60, P.O. Box 807
Monett, MO 65708
Also via facsimile: (417) 235-4281

> **Re:** **Jack Henry and Associates, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **Filed August 30, 2007**
> **File No. 000-14112**

Dear Mr. Williams:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark P. Shuman
Branch Chief - Legal